

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 2, 2021

Barbara Guiterrez
Chief Financial Officer
TCO Group Holdings, Inc.
8950 E. Lowry Boulevard
Denver, Colorado 80230

      Re: TCO Group Holdings, Inc.
          Amendment No. 1 to
          Draft Registration Statement on Form S-1
          Submitted January 20, 2021
          CIK No. 0001834376

Dear Ms. Guiterrez:

      We have reviewed your amended draft registration statement and have the following comment. Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement

Prospectus Summary, page 1

1.   We note your response to our prior comment 3. Please further revise your disclosure in the Summary to clarify that the sponsor's right to designate nominees for election to the board remains so long as it owns at least 5% of the Original Amount, which will also result in disproportionate representation.

You may contact Michael Fay at (202) 551-3812 or Kate Tillan at (202) 551-3604 if you have questions regarding the financial statements and related matters. Please contact Abby Adams at (202) 551-6902 or Laura Crotty at (202) 551-7614 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Robert M. Hayward, P.C.